Colonial High Income Municipal Trust (Fund)

77L Changes in accounting principals and practices

The Fund has proposed to revoke its ss.171(c) election under the Internal Revenue Code, thus changing its accounting method for premium amortization.

As required, effective December 1, 2001, the Colonial High Income Municipal Trust has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting all premiums and discounts on debt securities as required for adherence to generally accepted accounting principles. The financial statements and notes to financial statements have been adjusted accordingly for the Fund, which were materially impacted by this change.

770 Transactions effected pursuant to Rule 10f-3

On December 19, 2001, Colonial High Income Municipal Trust (Fund) purchased $1,800,000 par value of bonds of Puerto Rico Public Authority Finance (Securities) for a total purchase price of $1,915,326 from Morgan, Stanley & Co., Inc. pursuant to a public offering in which Quick & Reilly, Inc. acted as a participating underwriter. Quick & Reilly, Inc. may be considered to be an affiliate of the Fund.

       The following information was collected pursuant to Rule 10f-3 procedures adopted by the Fund's Trustees:

o The Fund's advisor, Colonial Management Associates (Advisor), believed that the gross underwriting spread associated with the purchase of the Securities was reasonable and fair compared to the spreads in connection with similar underwritings of similar securities being sold during a comparable period of time;

o The Securities were offered pursuant to an underwriting or similar agreement under which the underwriters were committed to purchase all of the Securities being offered;

o The issuer of the Securities has been in continuous operation for at least three years;

o The amount of Securities purchased did not exceed 25% of the amount of the offering;

o The Securities were to be purchased at not more than the public offering price no later than the first day of the offering.

Along with Quick & Reilly, Inc., the following is a list of members of the underwriting syndicate for the afore mentioned Securities: Goldman, Sachs & Co.; Salomon Smith Barney Inc.; Bear, Stearns & Co., Inc.; Banc of America Securities, LLC; Merrill Lynch & Co.; UBS PaineWebber, Inc.; Morgan Stanley & Co.; Lehman Brothers; First Union National Bank; ABN Amro Financial
Services, Inc.